UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commision File Number of issuing entity: 333-148403-01

Banc of America Funding 2008-1 Trust
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-148403

Banc of America Funding Corporation
(Exact name of depositor as specified in its charter)

Bank of America, National Association
(Exact name of sponsors as specified in its charter)

214 North Tryon Street, Charlotte, North Carolina  28255  (704) 683-3996
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A-R and Class A-1
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☒

   Approximate number of holders of record as of the certification or notice date: 1

   Pursuant to the requirements of the Securities Exchange Act of 1934, Banc of America Funding 2008-1 Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Bank of America, National Association, as successor by merger to LaSalle Bank National Association as Master Servicer

Date: January 28, 2009	By: /s/ Sandra Belmonti
Name: Sandra Belmonti
Title: Vice President